UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

THERAVANCE BIOPHARMA, INC.

(Name of Issuer)

Ordinary Shares, par value, $0.00001

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Victoria A. Whyte
GSK plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Explanatory Note

This Amendment No. 10 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on March 24, 2016, as amended by Amendment No. 1 filed on May 13, 2016, Amendment No. 2 filed on February 3, 2017, Amendment No. 3 filed on April 18, 2019, Amendment No. 4 filed on February 18, 2020, Amendment No. 5 filed on February 27, 2020, Amendment No. 6 filed on June 17, 2020, Amendment No. 7 filed on June 22, 2020, Amendment No. 8 filed on February 10, 2022 and Amendment No. 9 filed on August 3, 2022 (the “Schedule 13D”) with respect to the Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”), of Theravance Biopharma, Inc., a Cayman Islands exempted company (“Theravance Biopharma”). GSK plc (“GSK”) is filing this Statement to report (i) that on September 16, 2022, the previously announced offer by GSK Finance (No.3) plc (the “Notes Issuer”) to repurchase any and all of its outstanding Exchangeable Senior Notes due 2023 (the “Notes”) expired and on September 20, 2022, the Notes Issuer repurchased $269,061,000 aggregate principal amount of the Notes and (ii) the Notes Issuer’s sale of all of its Ordinary Shares back to Theravance Biopharma. Theravance Biopharma’s principal executive offices are located at PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 16, 2022, the offer by the Notes Issuer to repurchase any and all of its Notes exchangeable for Ordinary Shares of Theravance Biopharma expired, and on September 20, 2022, the Notes Issuer repurchased $269,061,000 aggregate principal amount of the Notes, representing 95.98% of the outstanding Notes. The Notes are exchangeable into Ordinary Shares. The Notes are guaranteed by GSK and the remaining $11,275,000 principal amount of Notes is exchangeable at the option of noteholders into an aggregate of 387,910 Ordinary Shares (the “Exchange Property”), subject to the Notes Issuer’s right to cash settle exchanges. The pro rata share of the Exchange Property that was attributable to the portion of the Notes that has been repurchased was released from the Exchange Property pursuant to the terms of the Notes.

On September 16, 2022, the Notes Issuer entered into a Share Repurchase Agreement (the “Agreement”) with Theravance Biopharma pursuant to which the Notes Issuer agreed to sell to Theravance Biopharma an aggregate of 9,644,807 Ordinary Shares (representing all shares owned by GSK and its affiliates), at a price of $9.75 per share ($94,036,868.25 aggregate purchase price). The transactions contemplated by the Agreement closed September 20, 2022. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as an exhibit and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit Name

12 Share Repurchase Agreement by and between the Notes Issuer and Theravance Biopharma dated as of September 16, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2022

GSK PLC

By:	/s/ Victoria A. Whyte
Victoria A. Whyte
Authorized Signatory

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Laurie Glimcher	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex TW8 9GS, England	Chairman and Company Director	British
GSK Leadership Team
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Vaccines & Global Health	Irish
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian

James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare	British
Dr. Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British